UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

CNPJ (Corporate Taxpayer’s ID)

#60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Company”), in response to Official Letter no. 368/2016-CVM/SEP/GEA-1 of July 29, 2016, regarding the news item published on the same date in the Folha de São Paulo newspaper, Market section, entitled Novo Comandante Deve Ser Definido nos Próximos Dias (New CEO will be elected in the next few days), hereby declares that the speculations about changes in the Company’s Board of Executive Officers and the beginning of the succession process are totally unfounded.

Cidade de Deus, Osasco, SP, August 1, 2016

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relation Officer

Should  you  have  any  questions  or  require  further  information,  please  contact:

Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail: carlos.firetti@bradesco.com.br;

Mrs. Ivani Benazzi de Andrade, phone 55 11 2194-0924, e-mail: ivani.andrade@bradesco.com.br; or

Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2194-0920, e-mail: carlos.yamashita@bradesco.com.br.

Official Letter no. 368/2016-CVM/SEP/GEA-1

Rio de Janeiro, July 29, 2016.

To

LUIZ CARLOS ANGELOTTI

Investor Relations Officer

BANCO BRADESCO S.A.

Núcleo Cidade de Deus, Prédio Vermelho, 4º andar - Vila Yara

Osasco - SP

CEP: 06029-900

Telephone: (11) 3681-4011/ Fax: (11) 3684-4630

E-mail: 4000.diretoria@bradesco.com.br

c/c: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for clarification of news item.

Dear Sir,

1.        In reference to the news item published on this date in the Folha de São Paulo newspaper, Market section, entitled Novo Comandante deve ser definido nos próximos dias (New CEO  will be elected in the next few days), which includes the following statement:

As Bradesco’s CEO, Luiz Carlos Trabuco, and two executive officers are under investigation for allegedly being part of a bribery scheme with payments to members of the Administrative Council of Tax Appeals (Carf), the bank has accelerated Trabuco’s succession. On Thursday (28), the Court accepted the complaint filed by the Office of the Federal Attorney General against the bank’s three executive officers and another six people investigated by the Federal Police in Operation Zelotes.

2.        In view of the above, we hereby request that you clarify if the news is true and, if so, why you did not consider it to be a material fact, as well as comment on other information deemed relevant about the subject.

3.        The response should be sent through the Sistema Empresa.NET, category: Notice to the Market, type: Clarification on CVM/BOVESPA Inquiry, subject: News Disclosed in the Media, which should include the transcription of this official letter.

4.        We warn you that, in accordance with the Corporate Relations Superintendence, in the exercise of its legal duties, and based on item II of Article 9 of Law 6385/76, and CVM Instruction 452/07, a punitive fine of one thousand reais (R$1,000.00) will be applied, without prejudice to other administrative sanctions, for non-compliance with the request contained in this official letter, by 9:30 a.m. of August 1, 2016, as of the knowledge of the content of this letter, sent exclusively by e-mail, notwithstanding the provisions of sole paragraph of Article 6 of CVM Instruction 358/02.

Sincerely,

Document electronically signed by Nilza Maria Silva de Oliveira, Manager, on July 29, 2016, at 5:45 p.m., pursuant to art. 1, III, "b", of Act 11,419/2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 1, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.